82-745



SUPPL





05008731



PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

SECOND QUARTER INTERIM REPORT

SIX MONTHS ENDED

MARCH 31, 2005

2

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first six months of fiscal year 2005 were $136,251,000, which was an increase of 2% over 2004. Sales for the second quarter were $71,003,000, which was equal to the sales for the comparable period last year.

Operating earnings for the first six months were $12,981,000, which was an increase of 19% over 2004. For the quarter, operating earnings were $7,716,000, which was also an increase of 19% over the comparable period last year.

The modest sales growth for the first six months of 2005 includes several successful new product introductions and applications. The increase in operating earnings during 2005 was encouraging, although the comparison was to a relatively weak first six months of last year, which included several unfavorable factors such as expenses relating to manufacturing realignments and other nonrecurring operating expenses.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
BALANCE SHEET
At March 31, 2005

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
TOTAL EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

For the six months, investment income was $4,861,000, compared to $6,134,000 of investment income for the first six months of last year. Investment income for the second quarter was $1,617,000, compared to $5,125,000 for the second quarter of last year. The significant decrease in investment income during the second quarter was the direct result of realignments in the investment portfolio during the second quarter of last year, which resulted in large realized capital gains on sales of equity securities.

The above factors resulted in net earnings of $12,180,000 ($.40 per share) for the six months and $6,040,000 ($.20 per share) for the second quarter. These earnings were 3% below the first six months of 2004 and 35% lower for the second quarter.

For the Board of Directors





Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

May 10, 2005

Mar. 31, 2005	Sept. 30, 2004
US$'000	US$'000
112,988	111,947
(42,648)	(44,325)
70,340	67,622
251,554	245,512
(12,375)	(13,156)
309,519	299,978
316,584	307,043
(7,065)	(7,065)
309,519	299,978

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Six Months Ended March 31, 2005

Sales
Operating Expenses
Operating Earnings
Royalties and Other Income
Interest Expense
Interest Income
Other Investment Income
Earnings before Income Taxes
Income Tax Expense
Earnings after Income Taxes
Loss Applicable to Minority Shareholders
NET EARNINGS

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Six Months Ended March 31, 2005

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Decrease in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Quarter Ended March 31,		Six Months Ended March 31,	
2005	2004	2005	2004
US$'000	US$'000	US$'000	US$'000
71,003	71,009	136,251	133,117
(63,287)	(64,515)	(123,270)	(122,235)
7,716	6,494	12,981	10,882
81	165	203	265
(72)	(215)	(209)	(471)
279	437	1,943	1,230
1,338	4,688	2,918	4,904
9,342	11,569	17,836	16,810
3,302	2,333	5,656	4,277
6,040	9,236	12,180	12,533
---	---	---	8
6,040	9,236	12,180	12,541
30,040,490	30,040,490	30,040,490	30,040,490
.20	.31	.40	.42
---	---	.30	.30

Six Months Ended March 31,	
2005	2004
US$'000	US$'000
14,342	11,799
(5,541)	(6,910)
(10,356)	(11,526)
(1,555)	(6,637)
20,670	20,400
19,115	13,763

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Six Months Ended March 31, 2005

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2003	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Adjustments on translation of subsidiaries		
Dividends paid		
Balance at March 31, 2004	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2004	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Adjustments on translation of subsidiaries		
Dividends paid		
Balance at March 31, 2005	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2004, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

In accordance with recent IFRS interpretations, effective October 1, 2004, the Company classifies freight costs incurred for shipments of products to customers in cost of sales. Previously, these costs were recorded as a reduction in sales. These freight costs totaled $1,188,000 for the second quarter and $2,254,000 for the first six months of 2005. The prior year's comparative amounts have been reclassified to conform to this classification.

	For the Six Months Ended March 31, 2005		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	136,251		136,251
Investment income		4,861	4,861
Segment Results	13,392	4,653	18,045

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
235,924	17,066	3,935	280,215
12,541			12,541
	11,115		11,115
	(4,784)		(4,784)
		2,679	2,679
(9,012)			(9,012)
239,453	23,397	6,614	292,754

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
254,464	21,087	8,202	307,043
12,180			12,180
	6,445		6,445
	(2,741)		(2,741)
		2,669	2,669
(9,012)			(9,012)
257,632	24,791	10,871	316,584

2. Dividends

The dividend of $0.30 per common share was paid on January 6, 2005 to shareholders of record as of December 6, 2004.

3. Related Parties

In April 2005, Cohere Limited increased its shareholding in Velcro Industries N.V. to 26,283,133 shares, which represents approximately 87.5% of the outstanding shares.

4. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Six Months Ended March 31, 2004		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
133,117		133,117
	6,134	6,134
11,372	5,909	17,281

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES



TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE TRUST COMPANY OF CANADA
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA